FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

May 27, 2021

Convey Holding Parent, Inc.
Registration Statement on Form S-1

File No. 333-256370
CIK No. 0001787640

Rule 83 Confidential Treatment Requested by Convey Holding Parent, Inc.

Dear Messrs. Gabor and Kluck:

On behalf of Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) (the “Company”), in response to comment 18 contained in the letter received from the staff (the “Staff”) of the Securities and Exchange Commission the (“SEC”), dated April 20, 2021, relating to the draft Registration Statement on Form S-1 confidentially submitted by the Company on March 24, 2021, as amended by the confidential submission on May 5, 2021, and to the above referenced Registration Statement on Form S-1 filed on May 21, 2021 (the “Registration Statement”), we submit this supplemental response letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

For the Staff’s convenience, we have included the applicable heading and the relevant portion of prior comment 18 from the Staff in bold type below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Critical Accounting Policies and Use of Estimates
Stock Compensation Policy

18. In addition, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the shares of common stock (the “Common Stock”) of the Company, resulting in a midpoint of the Preliminary Price Range of $[***]. The Preliminary Price Range is based, in part, upon the Company’s prospects, prospects in the Company’s industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies to the Company, as well as input received, including related to preliminary valuation discussions, from BofA Securities, Inc., Goldman, Sachs & Co. LLC and J.P. Morgan Securities LLC, the underwriters (the “Representatives”) for the IPO.

The Company notes, as is typical in IPOs, the Preliminary Price Range for the IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on an assessment of the foregoing factors. Prior to May 2021, the Company and the Representatives had not had specific discussions regarding the Preliminary Price Range. The Preliminary Price Range also does not reflect any stock split (or reverse stock split) that may be effected by the Company prior to the IPO; however, the Company would not expect any such stock split (or reverse stock split) to impact the Preliminary Price Range in any manner other than to decrease (or increase) it in proportion to the stock split (or reverse stock split) itself.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

The parameters of the bona fide price range to be included in the Registration Statement at the time of the commencement of the Company’s road show will be subject to then-current market conditions, including the then-current volatility of the securities markets, continuing discussions with the Representatives and material business developments impacting the Company. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04. The Company believes that barring unforeseen events the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each grant of share-based awards, with input from management, considering the Company’s recent third-party valuations of the Common Stock and the Board’s assessment of additional objective and subjective factors known to the Company and the Board that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an equity to the underlying securities in its capital structure.

The Company estimated the value of the enterprise using a combination of the market approach and the income approach. For the market approach, The Company utilized the Guideline Company Method by selecting certain companies that the Company considers to be the most comparable in terms of size, growth, profitability, risk and return on investment, among other factors. The Company then used these guideline companies to develop relevant market multiples and ratios. The market multiples and ratios were applied to the historical performance and/or financial projections of the Company based on assumptions at the time of the valuation in order to estimate the total enterprise value. For the income approach, the Company performed discounted cash flow analyses utilizing projected cash flows, which were discounted to the present value in order to arrive at an enterprise value. The key assumptions used in the income approach include the Company’s financial projections which are based on highly subjective assumptions as of the date of valuation, a discount rate and a long-term growth rate.

On September 4, 2019, Cannes Parent, Inc. (“Cannes”), a direct subsidiary of the Company, entered into an agreement to acquire all of the outstanding stock of Convey Health Solutions, Inc. through the merger of Cannes Merger Sub, Inc. and Convey Health Parent, Inc. (the “Merger”) with Parent surviving as a direct subsidiary of Cannes. The Merger was used, for valuation purposes, as a reference point to supplement the income and market approach used by the Company in the underlying valuations of the Common Stock going forward.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

In accordance with the Practice Guide, the Company considered the following methods for determining and allocating the equity value across its capital stock to determine the fair value of the Common Stock at each valuation date:

•	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of the Common Stock as equivalent to that of call options on any value of the equity above certain break points of value based upon the liquidation preferences of the holders of the Company’s stock, as well as their rights to participation, and the stock prices of outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible liquidity events.

The Company notes that it has a simple capital structure involving a single class of stock (i.e., the Common Stock). As such, the Company’s third-party valuation specialist did not have to allocate the equity value across multiple classes and series of capital stock. Prior to the grant of the Company’s Long Term Incentive Plan (“LTIP”) awards, which has a range of compensation, the third-party specialist utilized a simplified version of the OPM to estimate the value of the Common Stock using a model with a single breakpoint to account for certain outstanding options to purchase the Common Stock. Subsequent to the grant of the LTIP, the third-party specialist utilized a Monte-Carlo simulation analysis to incorporate the probability of achieving the market conditions, consistent with the Practice Guide, and consistent with the OPM framework discussed above.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

Summary of Recent Share-Based Awards

The following table summarizes the share-based awards granted by the Company since January 1, 2020.

Grant Date	Type of Award	Number of Common Shares	Exercise Price of Award per Share	Fair Value of Common Stock per Share on Grant Date
March 2, 2020	Options	21,597	$1,000	$811	(2)
September 8, 2020(1)	Options	23,829	$1,000	$903	(2)
March 9, 2021	Options	550	$1,250	$1,184-$1,304	(2) (3)

(1) As of the grant date, the fair value of the Common Stock was reassessed from the interim values used in prior reporting periods where the service inception date preceded the grant date. The third-party valuations used are described under the “Fair Value Reassessment” section below.
(2) The Company notes that the fair value of Common Stock per share increased from March 2, 2020 to March 9, 2021. The increase is due to improved Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization and the overall market capitalization, enterprise value, and trading multiples of relevant peer companies increased over the same period of time.

(3) The Company utilized a Monte-Carlo simulation with the grant of the LTIP scheme and a range of Common Stock values were calculated based on different exit scenario timelines (1.88 years and 3.88 years, respectively).

Valuation at March 2, 2020 (Used for March 2, 2020 Share-Based Awards)

A third-party valuation was performed as of March 2, 2020. For this valuation, the third-party valuation was performed using a combination of the market approach and the income approach described above to determine the equity value. The Company also applied a discount for lack of marketability of 25.0% to account for a lack of access to an active public market. The Black-Scholes Merton option-pricing model with a single break point was then used to determine the fair value of the Common Stock.

The Board relied on the results of the March 2, 2020 valuation in its determination of the fair value of Common Stock of $811 per share for the 21,597 options granted in March 2020.

Valuation at September 8, 2020 (Used for September 8, 2020 Share-Based Awards)

A third-party valuation was performed as of September 8, 2020. For this valuation, the third-party valuation the third-party valuation was performed using a combination of the market approach and the income approach described above to determine the equity value. The Company also applied a discount for lack of marketability of 25.0% to account for a lack of access to an active public market. The Black-Scholes Merton option-pricing model with a single break point was then used to determine the fair value of the Common Stock.

The Board relied on the results of the September 8, 2020 valuation in its determination of the fair value of Common Stock of $903 per share for the 23,829 options granted in September 2020.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

Valuation at February 15, 2021 (Used for March 9, 2021 Share-Based Awards)

A third-party valuation was performed as of February 15, 2021. For this valuation, the third-party valuation was performed using a combination of the market approach and the income approach described above to determine the equity value. The Company also applied a discount for lack of marketability to account for a lack of access to an active public market. A range of 17.5% and 22.5% was used as the discount for lack of marketability to account for the LTIP and its market conditions. The Monte-Carlo simulation analysis was then used to determine the fair value of the Common Stock because of LTIP awards that were granted in October 2020.

The Board relied on the results of the February 15, 2021 valuation in its determination of the fair value per share of the Common Stock of $1,184-$1,304 for the 550 options granted in connection with W. Carl Whitmer’s appointment to the Board in March 2021. Between February 15, 2021 and March 9, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments that would impact the per share value of the Common Stock.

Fair Value Reassessment

Consistent with the valuations performed as of the grant dates of the Company’s share-based awards, the OPM was used to determine the fair value of the Common Stock for reassessments, after calculating the enterprise value using the market approach and the income approach. The Company also utilized a third-party valuation specialist to perform all reassessment valuations.

For share-based awards where the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the award at the given reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value as of the grant date. A portion of the Company’s stock options have a service inception date of March 2, 2020, which preceded the grant date of September 8, 2020. The Company reassessed the fair value of Common Stock at each interim reporting date and then recognized a cumulative compensation cost catch-up adjustment once the grant date fair value of the Company’s stock options were determined on September 8, 2020. The reporting dates where interim valuations were performed were March 31, 2020 and June 30, 2020. The fair value of Common Stock used as an input in the stock option pricing models was $800 and $857 per share, respectively. The March 31, 2020 value was lower than the March 2, 2020 valuation due to certain assumption changes stemming from COVID-19 uncertainty.

On February 11, 2021, the Board approved a stock option award modification whereby the exercise price of certain previously granted and still outstanding unvested stock option awards held by current employees and certain executives were reduced by $148.32 per award. As a result of the modification, 30,114 unvested stock options outstanding with an original exercise price of $1,000 were revalued in order to record an incremental stock-based compensation expense, if any, as a result of the modification. The Company reassessed the fair value of Common Stock for all unvested stock options as of February 15, 2021, and the fair value of Common Stock used as an input in the stock option pricing model ranged between $1,184-$1,304 per share.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

Comparison of Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes that the difference in the value reflected between the recent valuations of the fair value of the Common Stock and the midpoint of the Preliminary Price Range is the result of the following key factors, among others:

•	An improved growth and earnings outlook for the Company, particularly as the COVID-19 pandemic subsides, compared to the time of the last valuation of the Common Stock as of February 15, 2021.

•	Improved valuation levels among a larger group of public companies comparable to the Company compared to the time of the last valuation of the Common Stock as of February 15, 2021.

•	There are differences in the valuation methodologies, assumptions and inputs used by the Representatives in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered previously. This includes that the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a scenario where the Company remained a privately-held company. In April and May 2021, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•	An increased probability of consummating the IPO compared to the time of the last valuation of the Common Stock as of February 15, 2021, based on the Company’s public filing of its Registration Statement on May 21, 2021.

•	The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company and being sold in a sale transaction.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, including as a result of increased cash, a portion of which will be used to pay down outstanding indebtedness, and provide improved access and a lower expected cost of capital through the public equity and debt markets to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher fully-diluted equity valuation, which is reflected in the Preliminary Price Range, and also strengthen the Company’s brand recognition in the Company’s industry.

•	The Preliminary Price Range represents a future price for the Common Stock that, if issued in the IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the valuations between March 2, 2020 and February 15, 2021 represents an estimate of the fair value of the shares that were then illiquid and might never become liquid.

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83

Conclusion

The Company respectfully submits that the fair values of Common Stock as determined by the Board, as set forth above, which have been used as the basis for determining the share-based compensation in connection with grants of shares of Common Stock and stock options, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani

Michael E. Mariani

VIA EDGAR AND ELECTRONIC FILESHARE

Copy to:

Stephen C. Farrell, Chief Executive Officer

Convey Holding Parent, Inc.

100 SE 3rd Avenue, 26th Floor

Fort Lauderdale, FL 33394

VIA E-MAIL

Confidential Treatment Requested By Convey Holding Parent, Inc. Under SEC Rule 83